UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Contact:

Alon Holdings Blue Square-Israel Ltd.

Dror Moran, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-3-928-2220

Fax: 972-3-928-2299

Email: cfo@bsi.co.il

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. ANNOUNCES FINANCIAL
RESULTS FOR THE FIRST QUARTER OF 2012

Rosh Ha'ayin, Israel - May 29, 2012 – Alon Holdings Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the first quarter ended March 31, 2012.

o	In the supermarkets segment the Company initiated significant efficacy measures including among others exiting from approximately 10 losing branches, saving operating and manpower costs, improvement and saving in the supply chain, improving the trade margins by increasing the scope of the private brand in order to improve the operating profit.
o	In the commercial and fueling sites there was a massive improvement. The operating profit in this quarter amounted to NIS 33 million compared to NIS 17.5 million in the fourth quarter of 2011.
o	The Non Food segment has gone through a comprehensive change from an operating loss of NIS 28 million in the fourth quarter of 2011 to a profit of NIS 4.7 million this quarter.
o	BSRE continues to grow, develop and better its properties while presenting impressive results and these days it completes the purchase of the land in the wholesale market and commenced erecting the Comverse building in Ra’anana.
o	In the second quarter of 2012, the Company launched cellular operations under the brand "YouPhone"

1

The main results of the quarter as compared to the comparable quarter:

Data in millions of NIS	1-3 2012	1-3 2011	10-12 2011
Net revenues	3,178.5	3,007.1	3,039.4
Gross profit	698.6	729.5	689.4
Rate of gross profit	22.0%	24.3%	22.7%
Operating profit (before other gains and losses and changes in fair value of investment property)	35.6	91.7	7.1
Rate of operating profit	1.1%	3.1%	0.2%
Finance expenses, net	43.2	40.7	41.0
Net profit (loss) for the period	2.8	37.7	(66.1)

Results for the first quarter of 20121

Gross revenues

Revenues (including government levies) in the first quarter of 2012 amounted to NIS 3,896.4 million (U.S. $1,048.8 million) as compared to revenues of NIS 3,709.5 million in the comparable quarter last year, an increase of 5.0%. The main increase in revenues was due to an increase in the revenues of Dor Alon compared to the corresponding quarter last year.

Revenues from sales, net

Revenues of the Supermarkets segment – amounted in this quarter to NIS 1,626.0 million (U.S. $437.7 million) as compared to NIS 1,636.5 million in the corresponding quarter last year, a decrease of 0.6%. The decrease in revenues was due to a reduction in the same store sales (SSS) at a rate of 2.6% which was mainly due to the increasing competition and opening of commercial areas. This decrease was partially offset by the opening of 9 new branches from the beginning of the first quarter of 2011. Sales per meter amounted in the first quarter of 2012 to NIS 4,305 (U.S. $1,159) compared to NIS 4,441 in the comparable quarter last year.

[1]	The Company operates in four segments: Supermarkets, Commercial and fueling sites, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

2

Revenues of the Commercial and Fueling sites segment – amounted in this quarter to NIS 1,430.3 million (U.S. $385.0 million) as compared to NIS 1,248.2 million in the corresponding quarter last year, an increase of 14.5%. The main increase was due to an increase in the price of petrol and an increase in sales in the convenience stores.

Revenues of the non-food segment – a reduction in revenues by 1.6% from NIS 116.1 million in the first quarter of 2011 to NIS 114.2 million (U.S. $30.7 million) in the current quarter. The decrease in revenues is mainly due to a decrease in sales to franchisees which was partially offset by an increase in Naaman and Verdinon and in stores transferred from franchise to self operation.

Revenues of the real estate segment – an increase in rental income of 27.0% from NIS 6.3 million in the first quarter of 2011 to NIS 8.0 million (U.S. $2.2 million) in the current quarter. The increase is mainly due to an increase in leased space.

Gross profit in the first quarter of 2012 amounted to NIS 698.6 million (U.S. $188.1 million) (22.0% of revenues) as compared to gross profit of NIS 729.5 million (24.3% of revenues) in the comparable quarter last year and as compared to NIS 689.4 million in the fourth quarter of 2011. The decrease in the gross profit compared to the corresponding quarter last year was mainly due to the decrease in the gross profit in the commercial and fueling segment due to a reduction in the marketing margin and erosion in the gross profit of the supermarket segment resulting from increasing competition. The increase in gross profit compared to the fourth quarter of 2011 was derived from an increase in the gross profit margin in the Non Food segment.

In the Supermarkets segment, gross profit amounted to NIS 436.6 million (U.S. $117.5 million), (26.8% of revenues) compared to NIS 458.1 million in the comparable quarter last year (28.0% of revenues), a decrease of 4.7% stemming from decrease in gross profit margin due to the public protest and the increasing competition.

3

In the Commercial and fueling sites segment, gross profit amounted to NIS 205.2 million (U.S. $55.2 million), (14.3% of revenues) compared to NIS 218.4 million in the comparable quarter last year (17.4% of revenues) and compared to NIS 204.0 million (15.7% of revenues) in the fourth quarter of 2011. A decrease of 6.0% compared to the corresponding quarter last year deriving from a reduction in the marketing margin of supervised gasoline and was partially offset by increase in the activity of convenience stores. An increase of 0.6% in the gross profit compared to the fourth quarter of 2011 is mainly attributable to changes in the petrol prices.

In the Non food segment, gross profit amounted to NIS 48.7 million (U.S. $13.1 million), (42.7% of revenues) compared to NIS 46.7 million in the comparable quarter last year (40.2% of revenues). The increase in gross profit mainly drives from increase in retail sales.

Selling, general and administrative expenses in the first quarter of 2012 amounted to NIS 663.0 million (U.S. $178.5 million) (20.9% of sales), compared to expenses of NIS 637.7 million (21.2% of revenues) in the comparable quarter last year, an increase of 4.0%. The main increase was recorded in the Supermarkets segment due to the costs relating to the opening of branches.

In the Supermarket segment, selling, general and administrative expenses amounted to NIS 419.9 million (U.S. $113.0 million) compared to expenses of NIS 408.5 million in the comparable quarter in 2011, an increase of 2.8% that resulted from net opening 9 new branches and was partly offset by a decrease in the expenses of SSS stores.

In the Commercial and fueling sites segment, these expenses amounted to NIS 172.0 million (U.S. $46.3 million) compared to NIS 168 million in the first quarter of 2011, an increase of 2.4%, mainly deriving from opening new fueling sites and was offset by efficiency measures beginning from the fourth quarter of 2011.

In the Non food segment, these expenses amounted to NIS 44.4 million (U.S. $11.9 million) (an increase of 9.6%) compared to NIS 40.5 million in the comparable quarter in 2011. The increase derives from an increase in the retail activity.

4

Operating profit (before other gains and losses and changes in fair value of investment property) in the first quarter of 2012 amounted to NIS 35.6 million (U.S. $9.6 million) (1.1% of revenues) as compared to NIS 91.7 million (3.1% of revenues) in the comparable quarter last year, a decrease of 61.2%. The decrease in the operating profit was mainly due to increasing competition in the supermarkets segment, decrease in marketing margin in the commercial and fueling sites and the increase in selling, general and administrative expenses in the Supermarkets segment and the commercial and fueling sites, from opening new supermarkets and new commercial and fueling sites.

In the Supermarkets segment, operating profit decreased from NIS 49.6 million to NIS 17.2 million (U.S. $4.6 million) due to decrease in sales and increase in expenses as mentioned above.

In the Commercial and fueling sites segment, operating profit decreased from NIS 50.3 million in the first quarter of 2011 to NIS 33.2 million (U.S. $8.9 million) due to reducing the marketing margins.

In the Non food segment, operating profit increased from NIS 2.7 million in the comparable quarter in 2011 to NIS 4.7 million (U.S. $1.3 million) due to increase in retail sales.

In the real estate segment, operating profit decreased from NIS 2.5 million in the comparable quarter in 2011 to NIS 2.2 million (U.S. $0.6 million) due to increase in selling administrative and general expenses from marketing apartments in the wholesale market complex.

Changes in fair value of investment property in the first quarter of 2012 the Company recorded profit from the increase in the value of investment property in the amount of NIS 2.7 million (U.S. $0.7 million) compared to NIS 3.1 million in the comparable quarter last year.

Operating profit in the first quarter of 2012 amounted to NIS 38.1 million (U.S. $10.2 million) (1.2% of revenues) as compared to operating profit of NIS 92.9 million (3.1% of revenues) in the comparable quarter last year, a decrease of 59.0%.

Finance costs, net in the first quarter of 2012 amounted to NIS 43.2 million (U.S. $11.6 million) as compared to net finance costs of NIS 40.7 million in the comparable quarter last year. The increase in finance costs, net derives from decrease in finance income (last year, revenues from revaluation of Diners option that was realized in the third quarter of 2011), net of decrease in finance costs this quarter in CPI linked loans following an increase of inflation at a lower rate than last year.

5

Taxes on income in the first quarter of 2012 the tax benefit totaled NIS 4.3 million (U.S. $1.2 million) as compared to tax expenses totaled NIS 15.7 million in the comparable quarter last year (an effective tax rate of 29.4% as compared to the statutory rate of 24%).

Net income for the first quarter of 2012 amounted to NIS 2.8 million (U.S. $0.8 million) compared to a net income of NIS 37.7 million in the first quarter of 2011 and compared to a net loss of NIS 66.1 million in the fourth quarter of 2011. The net loss in the first quarter of 2012 attributable to equity holders of the Company amounted to NIS 6.3 million (U.S. $1.7 million) or NIS 0.10 per share (U.S. $0.03) and the profit attributable to the non-controlling interests amounted to NIS 9.1 million (U.S. $2.5 million).

6

Cash flows for the first quarter of 2012

Cash flows from operating activities: Net cash flow from operating activities amounted to NIS 162.8 million (U.S. $43.8 million) in the first quarter of 2012 compared to NIS 216.0 million from operating activities in the comparable quarter last year. The decrease in this quarter cash flows from operating activities compared to the comparable quarter is characterized by a decrease in operating profit, the timing of receiving advances from purchasers of apartments of NIS 86.1 million in the comparable quarter compared to NIS 6.4 million in this quarter, increase in working capital needs due to increase in petrol prices that was partly offset by a partial advance of credit cards balances.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 156.2 million (U.S. $42.0 million) in the first quarter of 2012 as compared to net cash used in investing activities of NIS 216.4 million in the comparable quarter. Cash flows used in investing activities in the first quarter of 2012 mainly included the purchase of property and equipment, investment property and intangible assets of total NIS 98.6 million as well as the grant of long term loans of NIS 23.6 million mainly to the controlling shareholder, investment in restricted deposits of NIS 8.9 million and investments in securities of NIS 95.2 million, net of proceeds from realization of securities of NIS 65.2 million and decrease in short term bank deposits of NIS 6.5 million.

In the first quarter of 2011 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of total NIS 90.9 million as well as the grant of short term loans of NIS 61.7 million mainly to the controlling shareholders, investment in advances from purchasers of apartments of NIS 87.2 million and investments in securities of NIS 21.7 million, net of proceeds from realization of securities of NIS 19.6 million.

Cash flows from financing activities: Net cash flows from financing activities amounted to NIS 20.8 million (U.S. $5.6 million) in the first quarter of 2012 as compared to net cash flows from financing activities of NIS 10.1 million in the corresponding quarter last year. The cash flows from financing activities in the first quarter of 2012 mainly included issuance of bonds of NIS 264.2 million that was offset by interest payments of NIS 56.9 million and the repayment of loans of NIS 119.8 million and decrease in short term credit from banks of NIS 62.7 million. The net cash flows provided by financing activities in the first quarter of 2011 included mainly, the payment of interest of NIS 55.7 million and repayment of loans of NIS 59.6 million, net of the increase in short term credit from banks of NIS 137.3 million.

7

Comments of Management

Mr. David Weissman, Chairman of the Board of Directors and Chief Business Officer – A great effort was invested in this quarter in the activities of the Non-food group BEE, which operates about 250 stores, and we are delighted that the BEE group underwent a change over from an operating loss of approximately NIS 28 million in the fourth quarter of 2011 to an operating income of NIS 4.7 million, and if it were not for events of one-time negative nature, the profit would be even higher.

Dor Alon has proven again to be the best and leading company in the industry and after the fourth quarter, in which the State nationalized a large part of revenues in the industry, the group once again presented positive results above and beyond other competitors in the market.

"Etz Ha'alon" ("Oak Tree") of the group, BSRE, continues to show excellent financial results and a continued impressive growth including the involvement in major projects in Israel, the Wholesale Market in Tel Aviv (once in a century), the Kiryat Hasharon Mall in Netanya and the Ra’anana Comverse building.

The YOU Loyalty Club expanded and has recently launched the cellular operations under the brand YOUPHONE, introducing the ultimate "Triple", food, fuel and communications as a single economic package for families. We are confident in the success of the Company and we can already feel its feedback from the market. The YOU club is the main component in leading the group synergy.

Currently, the Mega chain is undergoing significant changes in order to return to a profitable path.

This is the place to thank all of the Group's employees, more than 10,000, for their recruitment and contribution to our success.”

8

Regarding the Supermarket segment Mr. Zeev Vurembrand, CEO, said: "This quarter was characterized by continued increased competition and accelerated opening of new commercial areas. Actions that were taken in the first quarter, by way of price reductions, resulted in decrease of profitability.

The Company takes several commercial measures and measures to improve operating efficiency that will result in increased operating profit gradually. In the first quarter, the dismissal of 50 employees, of all management levels in the Company's headquarters was completed, while implementing organizational change, as well as cutting down on 300 employees in the stores in the second quarter.

In addition, the Company took several efficiency measures on selling, operating and advertising expenses.

These measures shall result in savings of NIS 80 million in annual terms.

In addition, we currently consider exiting from 10 losing supermarkets in a total area of 20,000 sq.m.

Following the annual strategic development plan, we intend to open during the year 9 additional branches, most of which are in the "Mega in Town" format and that in addition to 5 branches we opened since the beginning of the year.

After a long preparation of over a year and the success of the pilot, Mega Retail commenced in May the transfer to self stewarding system in 30 of its branches. The move to self stewarding shall be performed gradually according to geographic division which is scheduled to reach a full operation until the beginning of 2013. We believe that the move to self stewarding shall result in improving the sales floor process, improve operating expenses and rendering an immediate and full service to our customers.

9

Additional Information

1.	As of March 31, 2012, the Company operated 215 supermarkets divided as follows: Mega In Town -117; Mega Bool - 70; Shefa Shuk - 17; Eden Teva Market -20 of which 9 Eden within Mega, Dor Alon – 198 fueling stations and 200 convenience stores and the Bee Group operates 249 branches (some franchised).

2.	EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)[2] in the first quarter of 2012 EBITDA was NIS 105.9 million (U.S. $28.5 million) (3.3% of revenues) compared to NIS 160.8 million (5.3% of revenues) in the comparable quarter of 2011.

Events during the reporting period

1.	Effective January 2012, the Company applies the amendment to IAS 12, Taxes on Income - deferred taxes on investment property. The adoption of the standard was made retrospectively. The effect of the above change on the presented comparative figures are decrease in provisions for deferred taxes of NIS 3 million and increase in accumulated earnings of NIS 2.4 million and increase in non controlling interests of NIS 0.6 million. The above amendment had no material effect on the statement of income.

2.	On January 25, 2012, Midroog announced on lowering its rating on bonds (series A and C) issued by the Company, from A1 to A2 with stable outlook. In addition, Midroog granted A2 rating with stable outlook for bonds up to NIS 200 million par value the Company intends to issue by expanding Series C or by issuance of new Series with a duration up to 6 years.

2Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, depreciation and amortization. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and EBITDA which is presented in this press release.

10

3.	Issuance of bonds:

•	On January 4, 2012, the bonds series of BSRE (Series D) was expanded by a private offering of NIS 150,000 thousand par value of bonds (Series D) to institutional investors for 98.5% of their par value, reflecting a return of 5.8%.

•	On February 15, 2012, the bonds series of Dor Alon (Series D) was expanded by a private offering of NIS 119,900 thousand par value of bonds (Series D) to institutional investors for 100.95% of their par value, reflecting a return of 6.9%.

4.	Commitment for establishing a power plant

On February 8, 2012, a corporation controlled by Dor Alon (55% held) entered into a detailed agreement with Sugat Sugar Refineries Ltd. (Sugat) under which the corporation shall establish a power plant on its premises with total capacity of up to 124 Mega Watt. Under the agreement, the power plant shall provide the energy needs of Sugat for 24 years and 11 months and in addition, the corporation may sell steam and electricity to third parties.

It was further agreed that in the stage preceding the first stage, the corporation shall connect the Sugat plant to the natural gas transmission systems, shall convert the existing energy plant of Sugat to a dual system enabling the operation by fuel oil and natural gas and shall operate and maintain for Sugat its existing energy plant, all as determined in the detailed agreement.

On March 1, 2012, the corporation entered into an agreement with Israel Natural Gas Lines Ltd. ("INGL") to connect Sugat to the national transmission system for natural gas and to provide natural gas transmission services by INGL (the agreement).

Pursuant to the agreement, INGL shall establish the infrastructures that include, inter alia, the transmission piping and the facilities necessary to connect the Sugat plant to natural gas and shall install the infrastructures necessary for natural gas transmission to the power plant which is planned to be built by the corporation on the Sugat plant premises.

The agreement is for a period until July 31, 2029 with a renewal option of five additional years.

Pursuant to the agreement, the corporation shall bear the connecting expenses to the transmission system which is estimated at NIS 15 million. In addition the corporation is committed to pay the current annual payments to INGL for transmission services until the end of the agreement term in an immaterial amount, regardless of whether the corporation uses the transmission services or not.

11

Post balance sheet events

1.	On April 11, 2012, the bonds series of the Company, Series C, was expanded by a private offering of NIS 35,000 thousand par value of bonds Series C to institutional investors for 89.5% of their par value, reflecting a return of 5.7%.

2.	On April 18, 2012, Bee Group informed that it had reached an agreement with a franchisee (which operates together with others 24 stores in the non-food segment - hereafter the franchisee) which experiences financial difficulties. Based on the franchise terms with the franchisee and the said agreement, Bee Group will take over the majority of the stores and the inventory in exchange for the debt. Following the agreement and based on the value of the assets that Bee Group will assume, the Company recorded a provision for impairment of trade receivables in the statement of financial position for the year ended December 31, 2011 in the amount of NIS 11.2 million.

3.	On May 3, 2012, Alon Central Energy LP, a subsidiary of Dor Alon, in which Dor holds a 55% interest and a third party holds a 45% interest, entered into a memorandum of understanding with Chiram Epsilon Ltd. (“Chiram”). Pursuant to the memorandum of understanding, Alon Central Energy LP will invest NIS 75 million in exchange for the issuance by Chiram’s of shares reflecting 36.2% of Chiram's outstanding shares following issuance. Chiram holds 36.7% of the outstanding shares of Dalia Power Energy Ltd, which is engaged in the construction of a private power plant with an output 870 megawatts.

4.	On May 13, 2012, BSRE signed a memorandum of understanding with a third party, pursuant to which the Company agreed to erect a 23,000 square-meter structure on real property it owns in Ra’anana and also to construct a 2,300 square-meter basement (the structure), both of which will be leased to the lessee for 10 years with a renewal option for an additional 5 years for monthly rental fees of NIS 1,660 thousand linked to the CPI. BSRE has undertaken to erect a surrounding structure estimated to cost NIS 200 million and committed to perform, upon request by the lessee to be performed by BSRE, finishing work estimated at a cost of NIS 75 million. If finishing work will be performed by BSRE, BSRE will be entitled to receive an annual payment from the lessee equal to 7.5% of the cost of the finishing work in addition to monthly rental fees.

12

BSRE has undertaken to finish the construction work and to transfer the building at the end of the final quarter of 2014. BSRE and the lessee have determined acceptable compensation mechanisms.

5.	During the second quarter of 2012, Alon Cellular launched its operations under the brand “You Phone” and has begun operating and providing services to customers. At the same time, the Company acquired the full ownership of Alon Cellular.

6.	On May 23, 2012, Midroog rating agency announced that it had assigned a "P-1" rating to commercial paper of up to NIS 170 million nominal value, which may be issued in the future by the Company.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at March 31, 2012: U.S. $1.00 equals NIS 3.715. The translation was made solely for the convenience of the reader.

###

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 215 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 198 petrol stations and 200 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

13

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2011.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2012

(UNAUDITED)

				Convenience translation
	December 31,	March 31,		March 31,
	2011	2011	2012	2012
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	76,451	127,572	110,818	29,830
Investment in securities	300,053	297,356	330,950	89,085
Short-term bank deposits	103,942	91,977	97,399	26,218
Trade receivables	1,576,150	1,826,626	1,708,027	459,765
Other accounts receivable including current maturities of loans receivable	291,790	455,939	578,212	155,643
Derivative financial instruments	2,543	-	-	-
Assets classified as held for sale	3,610	-	-	-
Income taxes receivable	125,789	70,714	129,765	34,930
Inventories	676,590	751,852	784,118	211,068
	3,156,918	3,622,036	3,739,289	1,006,539

NON-CURRENT ASSETS:
Investments in associates	202,653	7,270	206,257	55,520
Derivative financial instruments	896	87,773	1,312	353
Real estate inventories	100,035	84,844	99,686	26,833
Payments on account of real estate	191,600	168,652	214,199	57,658
Investments in securities	33,159	32,083	36,419	9,803
Loans receivable, net of current maturities	182,654	176,074	140,362	37,783
Property and equipment, net	2,942,487	2,917,719	2,955,655	795,600
Investment property	576,093	573,907	585,923	157,718
Intangible assets, net	1,461,070	1,482,750	1,461,774	393,479
Other long-term receivables	142,331	113,740	184,371	49,629
Deferred taxes	104,321	69,240	113,605	30,580
	5,937,299	5,714,052	5,999,563	1,614,956
Total assets	9,094,217	9,336,088	9,738,852	2,621,495

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ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2012

(UNAUDITED)

				Convenience translation
	December 31,	March 31,		March 31,
	2011	2011	2012	2012
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	1,036,928	600,153	982,027	264,341
Current maturities of debentures and convertible debentures	212,726	204,878	212,173	57,112
Current maturities of long-term loans from banks	311,642	322,863	270,648	72,853
Trade payables	1,243,914	1,513,644	1,609,005	433,110
Other accounts payable and accrued expenses	730,985	917,880	922,031	248,191
Customers' deposits	27,733	28,772	27,692	7,454
Derivative financial instruments	2,814	12,103	11,002	2,962
Income taxes payable	6,311	4,161	5,067	1,364
Provisions	78,266	68,026	70,816	19,062
	3,651,319	3,672,480	4,110,461	1,106,449

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,240,487	1,324,824	1,162,182	312,835
Convertible debentures, net of current maturities	118,826	118,549	118,671	31,944
Debentures, net of current maturities	2,034,047	2,188,203	2,296,088	618,059
Other liabilities	264,597	259,851	269,682	72,593
Derivative financial instruments	16,701	9,321	13,787	3,711
Liabilities in respect of employee benefits, net of amounts funded	62,245	52,265	60,112	16,181
Deferred taxes	*159,769	*116,887	158,773	42,738
	3,896,672	4,069,900	4,079,295	1,098,061
Total liabilities	7,547,991	7,742,380	8,189,756	2,204,510

EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	79,881	79,835	79,881	21,502
Additional paid-in capital	1,219,279	1,218,409	1,219,279	328,204
Other reserves	(9,672)	(19,472)	(10,321)	(2,778)
Accumulated deficit	*(106,434)	*(56,280)	(112,317)	(30,233)
	1,183,054	1,222,492	1,176,522	316,695

Non-controlling interests	*363,172	*371,216	372,574	100,290
Total equity	1,546,226	1,593,708	1,549,096	416,985
Total liabilities and equity	9,094,217	9,336,088	9,738,852	2,621,495

* Retroactive application, see events during the reporting period

16

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months		for the three months
	December 31,	ended March 31,		ended March 31,
	2011	2011	2012	2012
	In thousands (except per share data)
Revenues	15,296,255	3,709,468	3,896,382	1,048,824
Less – government levies	(2,813,671)	702,349	717,857	193,232
Net revenues	12,482,584	3,007,119	3,178,525	855,592
Cost of sales	9,566,876	2,277,642	2,479,901	667,537
Gross profit	2,915,708	729,477	698,624	188,055
Selling, general and administrative expenses	2,638,845	637,731	663,050	178,479
Operating profit before other gains and losses and changes in fair value of investment property	276,863	91,746	35,574	9,576
Other gains	1,358	1,000	-	-
Other losses	(19,577)	(2,909)	(172)	(46)
Increase in fair value of investment property, net	41,913	3,055	2,685	723
Operating profit	300,557	92,892	38,087	10,253
Finance income	156,837	45,001	19,694	5,301
Finance expenses	(332,839)	(85,742)	(62,925)	(16,938)
Finance expenses, net	(176,002)	(40,740)	(43,231)	(11,637)
Share in gains (losses) of associates	5,746	1,213	3,603	970
Income before taxes on income	130,301	53,365	(1,541)	(414)
Taxes on income	46,588	15,691	(4,324)	(1,164)

Net income for the period	83,713	37,674	2,783	750

Attributable to:
Equity holders of the Company	59,513	29,988	(6,345)	(1,708)
Non-controlling interests	24,200	7,686	9,128	2,458

Earnings per ordinary share or ADS attributable to equity holders of the company
Basic	0.90	0.46	(0.10)	(0.03)
Fully diluted	0.79	0.45	(0.10)	(0.03)
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic	65,940	65,903	65,954	65,954
Fully diluted	66,167	66,138	65,954	65,954

17

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(UNAUDITED)

				Convenience
				translation
				for the three months
	Year ended	Three months ended		ended
	December 31,	March 31,		March 31,
	2011	2011	2012	2012
	NIS in thousands			U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	130,301	53,365	(1,541)	(414)
Income tax paid, net	(79,368)	(19,680)	(10,580)	(2,848)
Adjusments for cash generated from operations	576,664	182,339	174,972	47,098
Net cash provided by operating activities	627,597	216,024	162,851	43,836
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(261,101)	(65,534)	(76,805)	(20,674)
Purchase of investment property	(55,524)	(20,341)	(5,275)	(1,420)
Purchase of intangible assets	(30,717)	(4,993)	(16,524)	(4,448)
Proceeds from collection of (investment in) short-term bank deposits, net	(5,858)	6,107	6,543	1,761
Proceeds from sale of property and equipment	12,864	11,090	438	118
Proceeds from sale of investment property	50,600	-	-	-
Investment in restricted use deposits	(102,603)	(87,277)	(8,929)	(2,403)
Proceeds from sale of marketable securities	118,957	19,601	65,246	17,563
Investment in marketable securities	(122,646)	(21,672)	(95,191)	(25,623)
Acquisition of subsidiaries	-	-	-	-
Acquisition of equity accounted investee	(36,415)	-	-	-
Grant of loans to jointly controlled companies	(200)	(61,733)	-	-
Grant of loans to controlling shareholders	(144,962)	-	(23,583)	(6,348)
Payments on account of real estate	(9,187)	-	(10,505)	(2,828)
Collection of long-term loans	22,885	3,027	3,370	907
Interest received	16,552	5,341	5,051	1,360
Net cash provided by (used in) investing activities	(547,355)	(216,384)	(156,164)	(42,035)

18

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(UNAUDITED)

				Convenience
				translation
				for the three months
	Year ended	Three months ended		ended
	December 31,	March 31,		March 31,
	2011	2011	2012	2012
	NIS in thousands			U.S. dollars in thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	(4,035)	(3,953)	-	-
Dividends paid	(75,000)	-	-	-
Dividend paid to non-controlling interests	(30,669)	-	-	-
Repayment of debentures	(174,955)	(2,305)	(3,907)	(1,052)
Transactions with non-controlling interests in subsidiary without loss of control	(15,217)	(7,927)	-	-
Issuance of debentures	-	-	264,242	71,128
Receipt of long-term loans	213,648	2,547	500	135
Repayment of long-term loans	(382,557)	(59,559)	(119,803)	(32,249)
Repayment of long term credit from trade payables	(1,750)	(435)	-	-
Short-term credit from banks and others, net	582,503	137,322	(62,711)	(16,881)
Receipt of loans from interested party	-	-	-	-
Proceeds from issue of shares relating to share based payments in the company and a subsidiary	143	124	(682)	(183)
Interest paid	(222,771)	(55,711)	(56,880)	(15,311)
Net cash provided by (used in) financing activities	(110,660)	10,103	20,759	5,587

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(30,418)	9,743	27,446	7,388
Translation differences on cash and cash equivalents	37	(12)	(4)	(1)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	104,131	104,131	73,750	19,852
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	73,750	113,862	101,192	27,239

19

(Continued - 2)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(UNAUDITED)

					Convenience
					translation
					for the three months
		Year ended	Three months		ended
		December 31,	ended March 31,		March 31,
		2011	2011	2012	2012
		NIS			U.S. dollars
		In thousands

(a)	Net cash provided by operating activities:

	Adjustments for:
	Depreciation and amortization	273,746	67,938	69,870	18,808
	Increase in fair value of investment property, net	(41,913)	(3,055)	(2,685)	(723)
	Share in gains of associates	(5,309)	(777)	(3,603)	(970)
	Share based payment	3,270	1,114	463	125
	Loss from sale and disposal of property and equipment, net	2,448	(647)	32	9
	Provision for impairment of property and equipment, net	7,815	377	189	51
	Loss (gain) from changes in fair value of derivative financial instruments	(107,553)	(26,197)	7,583	2,041
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	71,465	28,350	442	119
	Employee benefit liability, net	177	773	(2,136)	(575)
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	1,190	1,480	(846)	(228)
	Interest paid, net	184,963	44,460	47,631	12,821
	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and other accounts	104,743	(323,715)	(387,225)	(104,233)
	Increase in advances from purchasers of apartments	102,603	86,092	6,429	1,730
	Increase (decrease) in trade payables and other accounts payable	(10,198)	380,750	557,569	150,086
	Investment in real estate inventories	(5,637)	(1,983)	(823)	(222)
	Payments on account of real estate inventories	(8,852)	(1,065)	(10,390)	(2,797)
	Decrease (increase) in inventories	3,706	(71,556)	(107,528)	(28,944)
		576,664	182,339	174,972	47,098

20

(Concluded - 3)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(UNAUDITED)

				Convenience
				translation
				for the three months
	Year ended	Three months		Ended
	December 31,	ended March 31,		March 31,
	2011	2011	2012	2012
	NIS			U.S. dollars
	In thousands
(b) Supplementary information on investing and financing activities not involving cash flows:
Issue of shares upon conversion of convertible debentures	896	-	-	-
Purchase of property and equipment on credit	10,769	5,870	4,930	1,327
Dividends declared to non-controlling interests	-	15,760	-	-
Advances from customers deposited in restricted use deposit	-	21,357	1,524	410
Issue of shares against acquisition of shares in subsidiary	154,433	-	-	-

21

				Convenience
				translation
	December 31,	March 31,		March 31,
	2011	2011	2012	2012
	NIS			U.S. dollars
	In thousands
	Alon Holdings
Cash and cash equivalence	1,909	1,583	1,942	523
Investment in securities	64,657	62,391	66,345	17,859
Total assets	66,566	63,974	68,287	18,382
Short term and Long-term debt:
Short term loans from banks	195,764	69,428	167,533	45,096
Long term loans from banks	171,555	185,626	171,569	46,183
Debentures	232,341	312,231	233,286	62,796
Total long-term debt	599,660	567,285	572,388	154,075
Equity:
Equity attributable to equity holders of the company:	1,183,054	1,222,492	1,176,522	316,695
Total debt, net	(1,716,148)	(1,725,803)	(1,680,623)	(452,388)

22

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND EBITDA

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months		for the three months
	December 31,	ended March 31,		ended March 31,
	2011	2011	2012	2012
	NIS in thousands			U.S. dollars in thousands

Net income for the period	83,713	37,674	2,783	750
Taxes on income	46,588	15,691	(4,324)	(1,164)
Share in gains of associates	(5,746)	(1,213)	(3,603)	(970)
Finance expenses, net	176,002	40,740	43,231	11,637
Other losses, net	18,219	1,909	172	46
Changes in fair value of investment property	(41,913)	(3,055)	(2,685)	(723)
Depreciation and amortization	273,746	67,938	69,870	18,808
Share based payment	3,270	1,114	463	125
EBITDA	553,879	160,798	105,907	28,509

23

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four segments: Supermarkets, Commercial and fueling sites, Non-food Retail and Wholesale and Real estate.

The Company's four operating segments consist of the following:

(1)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of March 31, 2012, Mega Retail operated 215 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(2)	Commercial and fueling sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit.

(3)	Non-food (Retail and Wholesale) –Through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of March 31, 2012, BEE Group operated 249 non-food retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant.

(4)	Real Estate - Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

24

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(UNAUDITED)

Note 1 - Segment reporting (continued)

	Three months ended March 31, 2012
	Supermarkets	Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	1,626,018	114,162	8,056	1,430,289	-	3,178,525
Inter segment sales	-	12,127	-	8,677	(20,804)	-
Depreciation and amortization	41,947	2,652	-	23,642	1,629	69,870
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	17,204	4,657	2,176	33,198	(14,819)	42,416
Segment profit	16,932	4,530	4,862	33,424	(14,819)	44,929
Unallocated corporate expenses						(6,842)
Financial expenses, net						(43,231)
Share in gains of associates, net						3,603
Loss before taxes on income						(1,541)

	Three months ended March 31, 2011
	Supermarkets	Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	1,636,535	116,072	6,272	1,248,240	-	3,007,119
Inter segment sales	-	9,816	-	7,483	(17,299)	-
Depreciation and amortization	39,749	3,507	-	22,242	2,440	67,938
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	49,572	2,739	2,513	50,329	(7,464)	97,689
Segment profit	49,572	847	5,569	50,329	(7,482)	98,835
Unallocated corporate expenses						(5,943)
Financial expenses, net						(40,740)
Share in gains of associates, net						1,213
Income before taxes on income						53,365

25

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(UNAUDITED)

Note 1 - Segment reporting (continued)

	Year ended December 31, 2011
	Supermarkets	Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	6,723,845	425,853	31,021	5,301,865	-	12,482,584
Inter segment sales	-	31,810	-	36,087	(67,897)	-
Depreciation and amortization	159,601	12,011	-	96,130	6,004	273,746
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	177,346	(34,915)	15,395	173,681	(31,933)	299,574
Segment profit	169,697	(45,382)	57,307	173,578	(31,933)	323,267
Unallocated corporate expenses						(22,710)
Financial expenses, net						(176,002)
Share in gains of associates, net						5,746
Income before taxes on income						130,301

	Three months ended March 31, 2012
	Supermarkets	Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	U.S. dollars in thousands

Net segment sales	437,690	30,729	2,169	385,004	-	855,592
Inter segment sales	-	3,264	-	2,336	(5,600)	-
Depreciation and amortization	11,291	714	-	6,364	439	18,808
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	4,631	1,254	586	8,936	(3,989)	11,418
Segment profit	4,558	1,220	1,309	8,997	(3,989)	12,095
Unallocated corporate expenses						(1,842)
Financial expenses, net						(11,637)
Share in gains of associates, net						970
Income before taxes on income						(414)

26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

May 29, 2012	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary

27